Exhibit 99.1

JM Wowo Announces Appointment of New Independent Director

BEIJING, August 22, 2016 (GLOBE NEWSWIRE) – Wowo Limited (the “Company” or “JM Wowo”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced that the Company has appointed Dr. Gang Yu as an independent director, effective immediately.

Dr. Gang Yu is the co-founder and Executive Chairman of New Peak Group (111.com.cn). Prior to founding New Peak Group, he was the co-founder and Chairman of Yihaodian, a leading ecommerce company in China. Prior to this role, Dr. Yu served as vice president, worldwide procurement at Dell Inc. and vice president, worldwide supply chain at Amazon.com. Dr. Yu received Bachelor of Science degree from Wuhan University, Master of Science degree from Cornell University and Ph. D. from the Wharton School of the University of Pennsylvania.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer commented, “We're excited to welcome Dr. Gang Yu to the JM Wowo board. His management expertise and proven leadership will be tremendous assets to the Company as we continue to focus on creating long-term shareholder value.”

About JM Wowo Limited

Wowo Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry. With the help of Internet and cloud technologies, the Company has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. The Company is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, the Company has formed a leading industrial alliance and has great resource leverage in China’s catering industry. The Company works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Contact:

Zhao LichaoIR Director

Wowo Limited

zhaolichao@ccjmu.com

Tel: 86-18321195582

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200